             UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

    The following unaudited pro forma condensed combined financial data are derived from the historical financial statements of Schuler Homes and Western Pacific. For accounting purposes, the reorganization is treated as a reorganization of Schuler Homes at historical cost, with a subsequent merger of Schuler Homes with Western Pacific using purchase accounting. The unaudited pro forma condensed combined balance sheet as of December 31, 2000 and the unaudited pro forma condensed combined statements of income for the year ended
December 31, 1999 and the nine months ended December 31, 2000 are presented as if the reorganization and the merger had been completed:

    - on December 31, 2000 for purposes of the unaudited pro forma condensed combined balance sheet

    - on January 1, 1999 for purposes of the unaudited pro forma condensed combined statements of income for the year ended December 31, 1999 and April 1, 2000 for the nine months ended December 31, 2000

    As a result of different historical fiscal year-ends of December 31 for Schuler Homes and March 31 for Western Pacific, the unaudited pro forma condensed combined statement of income for the year ended December 31, 1999 includes the actual operations of Schuler Homes for the year ended December 31, 1999 and the actual operations of Western Pacific for the year ended March 31, 2000. Because of the different historical fiscal year-ends, the results for Schuler Homes for the three months ended March 31, 2000 have not been reflected in the unaudited pro forma condensed combined statements of income. There are no significant unusual charges or events reflected in the operations of Schuler Homes during the three months ended March 31, 2000. On December 20, 2000, Schuler Homes changed its fiscal year-end to March 31. As a result, Schuler Homes' current fiscal year will end on March 31, 2001. We have also elected to have a fiscal year-end of March 31.

    Western Pacific is not a taxable entity, and no provision for income taxes has been included in Western Pacific's historical financial statements. As of December 31, 2000, distributions to the Western Pacific owners had not been made despite the allocation of taxable income since inception in 1993. In the three months ended March 31, 2001, Western Pacific expects to make total distributions of $41.9 million based on an estimate by Western Pacific of its cumulative taxable income through March 31, 2001 which includes an estimate of $41.7 million of income earned during the three months ended March 31, 2001. These distributions will be made to the Western Pacific owners and to Bankers Trust Company or one of its affiliates. The distributions of $41.9 million will be made in accordance with the terms of Western Pacific's limited partnership agreements and its operating agreement, and its loan agreement with Bankers Trust Company. These distributions were not declared before December 31, 2000 and therefore have not been recorded in Western Pacific's historical financial statements. A distribution of $13.0 million was made to the Western Pacific owners in February of 2001. If the reorganization had occurred on December 31, 2000 and the Western Pacific owners had elected to make a distribution, Western Pacific would have distributed $25.0 million on or before December 31, 2000 to the Western Pacific owners. Although not declared, the estimated liability of $25.0 million as of December 31, 2000 has been reflected in the pro forma financial statements.

    The following unaudited pro forma condensed combined financial data should be read in conjunction with the historical consolidated financial statements of Schuler Homes, including the notes thereto, included in the documents relating to Schuler Homes we have incorporated by reference, and the historical combined financial statements of Western Pacific, including the notes thereto, included elsewhere in this prospectus. The unaudited pro forma condensed combined financial data are presented for illustrative purposes only and do not purport to represent our financial position as of December 31, 2000 or our results of operations for the year ended December 31, 1999 and the nine months ended December 31, 2000 that would actually have occurred had the reorganization been completed on the dates indicated, nor do they represent a forecast of our financial position or results of operations as of any future date or any future period.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                            AS OF DECEMBER 31, 2000
                             (DOLLARS IN THOUSANDS)

                                                                            PRO FORMA       SCHULER HOLDINGS
                                         SCHULER HOMES   WESTERN PACIFIC   ADJUSTMENTS         PRO FORMA
                                         -------------   ---------------   -----------      ----------------
ASSETS:
Cash and cash equivalents..............     $  3,680         $ 40,093       $                  $   43,773
Inventories............................      476,528          470,436                             946,964
Investments in unconsolidated joint
  ventures.............................       10,479               --                              10,479
Deferred income taxes..................       16,624               --          (7,139)(b)           9,485
Intangibles, net.......................       13,589            2,900          62,377 (b)          78,866
Other assets, net......................       33,278           26,755          (3,350)(b)          56,683
                                            --------         --------       ---------          ----------
  Total assets.........................     $554,178         $540,184       $  51,888          $1,146,250
                                            ========         ========       =========          ==========

LIABILITIES AND EQUITY:
Accounts payable and accrued
  liabilities..........................     $ 59,644         $ 70,034       $   2,650 (b)      $  132,328
Distributions payable (undeclared).....           --               --          25,000 (b)          25,000
Debt...................................      270,362          324,414                             594,776
Minority interests.....................        2,844            7,251                              10,095
Owners' equity.........................           --          138,485        (138,485)(b)              --
Stockholders' equity
  Common stock.........................      221,328               --        (221,328)(a)              --
  Class A common stock(h)..............           --               --         221,328 (a)         221,328
  Class B common stock(h)..............           --               --         162,723 (b)         162,723
                                            --------         --------       ---------          ----------
  Total liabilities and equity.........     $554,178         $540,184       $  51,888          $1,146,250
                                            ========         ========       =========          ==========

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                        SCHULER HOMES      WESTERN PACIFIC
                                          YEAR ENDED         YEAR ENDED       PRO FORMA       SCHULER HOLDINGS
                                      DECEMBER 31, 1999    MARCH 31, 2000    ADJUSTMENTS         PRO FORMA
                                      ------------------   ---------------   -----------      ----------------
Revenues............................       $ 506,778          $ 535,019        $                 $1,041,797
Cost of sales.......................        (403,684)          (428,163)                           (831,847)
                                           ---------          ---------        --------          ----------
  Gross profit......................         103,094            106,856                             209,950
Selling, general and administrative
  expenses..........................         (57,228)           (54,150)                           (111,378)
Amortization of intangibles.........            (882)              (400)         (3,119)(c)          (4,401)
Interest and other income (expense),
  net...............................          (2,647)            (5,296)                             (7,943)
                                           ---------          ---------        --------          ----------
  Income before minority interests
    in income of consolidated joint
    ventures and provision for
    income taxes....................          42,337             47,010          (3,119)             86,228
Minority interests in income of
  consolidated joint ventures.......            (444)            (5,385)                             (5,829)
                                           ---------          ---------        --------          ----------
  Income before provision for income
    taxes...........................          41,893             41,625          (3,119)             80,399
Provision for income taxes..........         (16,173)                --         (16,950)(d)         (33,123)
                                           ---------          ---------        --------          ----------
Net income..........................       $  25,720          $  41,625        $(20,069)         $   47,276
                                           =========          =========        ========          ==========

Weighted average shares outstanding:
  Basic.............................          19,998                             20,139 (e)          40,137
  Diluted...........................          22,632                             20,139 (e)             N/A
Net income per share:
  Basic.............................       $    1.29                                             $     1.18
  Diluted(f)........................       $    1.28                                             $     1.18

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                  FOR THE NINE MONTHS ENDED DECEMBER 31, 2000
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                    SCHULER HOMES       WESTERN PACIFIC
                                  NINE MONTHS ENDED    NINE MONTHS ENDED     PRO FORMA       SCHULER HOLDINGS
                                  DECEMBER 31, 2000    DECEMBER 31, 2000    ADJUSTMENTS         PRO FORMA
                                  ------------------   ------------------   -----------      ----------------
Revenues........................      $ 487,040            $ 366,052          $                 $ 853,092
Cost of sales...................       (371,147)            (293,924)                            (665,071)
                                      ---------            ---------          --------          ---------
  Gross profit..................        115,893               72,128                              188,021
Selling, general and
  administrative expenses.......        (55,619)             (37,777)                             (93,396)
Non-cash charge for impairment
  of long-lived assets(g).......        (36,398)                                                  (36,398)
Amortization of intangibles.....         (1,560)                (400)           (2,339)(c)         (4,299)
Interest and other income
  (expense), net................         (4,881)                (780)                              (5,661)
                                      ---------            ---------          --------          ---------
  Income before minority
    interests in income of
    consolidated joint ventures
    and provision for income
    taxes.......................         17,435               33,171            (2,339)            48,267
Minority interests in income of
  consolidated joint ventures...           (999)              (7,388)                              (8,387)
                                      ---------            ---------          --------          ---------
  Income before provision for
    income taxes................         16,436               25,783            (2,339)            39,880
Provision for income taxes......         (6,175)                  --           (10,499)(d)        (16,674)
                                      ---------            ---------          --------          ---------
Net income......................      $  10,261            $  25,783          $(12,838)         $  23,206
                                      =========            =========          ========          =========

Weighted average shares
  outstanding:
  Basic.........................         20,113                                 20,139 (e)         40,252
  Diluted.......................            N/A                                 20,139 (e)            N/A
Net income per share:
  Basic.........................      $    0.51                                                 $    0.58
  Diluted(f)....................      $    0.51                                                 $    0.58

------------------------

(a) Represents the adjustment to reflect the exchange of shares of Schuler Homes common stock for shares of our Class A common stock in connection with the merger of our subsidiary with Schuler Homes, which for accounting purposes is treated as a reorganization of Schuler Homes that is accounted for on a historical cost basis.

(b) Represents preliminary purchase adjustments to reflect the assets and liabilities of Western Pacific as if the reorganization, which for accounting purposes is treated as a merger of Western Pacific with Schuler Homes, had occurred on December 31, 2000. Actual purchase adjustments will be based on the assets and liabilities of Western Pacific at the time of the consummation of the reorganization in accordance with Accounting Principles Board Opinion No. 16. In addition, the historical net assets of Western Pacific will change by the amount of its net operating results from January 1, 2001 through the date of the completion of the reorganization.

    The recordation of the reorganization, which for accounting purposes is treated as a reorganization of Schuler Homes accounted for on a historical cost basis, and a merger of Western Pacific with Schuler Homes using purchase accounting is based upon the following estimated purchase price and related goodwill, assuming the historical cost of Western Pacific's assets and liabilities approximates their fair value:

(IN THOUSANDS, EXCEPT PER SHARE DATA)
-------------------------------------
Shares of Class B common stock..............................     20,139
Estimated fair market value per share.......................  $    8.08
                                                              ---------
Estimated purchase price....................................    162,723
Acquisition costs incurred as of December 31, 2000..........      3,350
Estimated remaining acquisition costs.......................      2,650
                                                              ---------
Total estimated purchase price and acquisition costs........    168,723
Less Western Pacific historical equity......................   (138,485)
Deferred income tax liability...............................      7,139
Tax distributions to Western Pacific owners.................     25,000
                                                              ---------
Excess of purchase price over net assets acquired
  (goodwill)................................................  $  62,377
                                                              =========

    The actual number of shares of our Class B common stock to be issued in connection with the reorganization will be equal to the number of shares of Schuler Homes common stock outstanding at the consummation of the reorganization. Of the 20,138,942 shares of our Class B common stock expected to be issued in connection with the reorganization, 18,753,521 are expected to be issued to WPH-Schuler and 1,385,421 are expected to be issued to Greenwood Properties Corp., an affiliate of Bankers Trust Company, one of Western Pacific's lenders. WPH-Schuler will hold all of the ownership interests of Western Pacific immediately prior to the reorganization and will receive shares of our Class B common stock as consideration for the contribution of the ownership interests of Western Pacific to us in connection with the reorganization. The estimated fair market value per share of the Class B common stock reflects a nominal discount to the average market price of the Schuler Homes common stock for several days before and after the announcement of the reorganization. The nominal discount is based on the different terms of our Class A and Class B common stock, as well as the trading restrictions on our Class B common stock. The shares of our Class B common stock to be issued to Greenwood Properties Corp. will be issued in connection with a loan agreement between Western Pacific and Bankers Trust Company for $35.0 million of subordinated notes. You should read the discussions under the heading "Management's Discussion and Analysis of Combined Financial Condition and Combined Results of Operations of Western Pacific--Liquidity and Capital Resources" and in the notes to the historical combined financial statements of Western Pacific for information about the terms of the loan agreement, the stock to be issued to Greenwood Properties Corp. and the related accounting treatment.

    The deferred income tax liability is related to the income tax effect of timing differences created as a result of the contribution to us of the ownership interests in Western Pacific that were previously held in limited partnerships and limited liability companies.

    Western Pacific, in accordance with the terms of its limited partnership agreements and its operating agreement, and its loan agreement with Bankers Trust Company, will make distributions to the Western Pacific owners and to Bankers Trust Company or one of its affiliates during the three months ended March 31, 2001 totaling $41.9 million based on an estimate by Western Pacific of its cumulative taxable income through March 31, 2001. A distribution of $13.0 million was made to the Western Pacific owners in February of 2001. These distributions, other than a distribution of $1.9 million made to Bankers Trust Company in December of 2000, were not declared before

    December 31, 2000 and therefore have not been recorded in Western Pacific's historical financial statements. If the reorganization had occurred on December 31, 2000 and the Western Pacific owners had elected to make a distribution, Western Pacific would have distributed $25.0 million on or before December 31, 2000 to the Western Pacific owners. Although not declared, the estimated liability of $25.0 million as of December 31, 2000 has been reflected in the pro forma financial statements.

(c) Represents amortization of the estimated excess of the purchase price over net assets acquired, or goodwill, on a straight-line basis over an estimated useful life of 20 years.

(d) Represents the pro forma effect on combined provision for income taxes resulting from the operations of Western Pacific and Schuler Homes, and other pro forma adjustments based on an effective tax rate for Western Pacific of 40.72% based on federal and California tax rates.

(e) Represents the exchange of shares of Schuler Homes common stock for shares of our Class A common stock and the issuance of 20,138,942 shares of our Class B common stock to the Western Pacific owners and Greenwood Properties Corp.

(f) Diluted net income per share for the year ended December 31, 1999 was computed by adding interest expense applicable to Schuler Homes' convertible subordinated debentures of $3.3 million for the year ended December 31, 1999 net of related income taxes, to net income. The computation of diluted net income per share for Schuler Homes for the nine months ended December 31, 2000 and the pro forma diluted net income per share for the year ended December 31, 1999 and nine months ended December 31, 2000 excludes the impact of the convertible subordinated debentures, since the effect would be antidilutive.

(g) In contemplation of the reorganization, Schuler Homes plans to increase its product offerings in Hawaii by adding projects in various areas of the Hawaiian islands, while reducing its investment in longer term land parcels in areas where it has a concentration of land. This change in strategy resulted in the recognition of a non-cash charge for impairment of long-lived assets of approximately $36.4 million, or $22.2 million after taxes, during the nine months ended December 31, 2000. This charge is a non-recurring item and is not indicative of future operating results.

(h) The Class A and Class B common stock have differing voting rights, including in regards to the election of directors. For further information, you should read the discussion regarding the terms of our Class A and Class B common stock included in Schuler Homes' proxy statement incorporated by reference as part of this prospectus.

         SELECTED HISTORICAL COMBINED FINANCIAL DATA OF WESTERN PACIFIC

    The following selected combined financial data of Western Pacific are derived from Western Pacific's combined financial statements and the related notes, and other financial data of Western Pacific included elsewhere in this document. These historical results are not necessarily indicative of the results to be expected in the future. You should read the section entitled "Management's Discussion and Analysis of Combined Financial Condition and Combined Results of Operations of Western Pacific" and the financial statements and the related notes to those statements included elsewhere in this document in conjunction with the information contained in this table.

                                                                                                  NINE MONTHS ENDED
                                                    YEAR ENDED MARCH 31,                            DECEMBER 31,
                                 ----------------------------------------------------------   -------------------------
                                   2000       1999       1998        1997          1996          2000          1999
                                 --------   --------   --------   -----------   -----------   -----------   -----------
                                                                  (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
                                                                 (DOLLARS IN THOUSANDS)
COMBINED STATEMENT OF
  INCOME DATA:
  Revenues....................   $535,019   $423,313   $192,894     $78,687       $47,079      $366,052      $279,055
  Cost of sales...............    428,163    346,858    162,501      65,870        37,796       293,924       231,094
                                 --------   --------   --------     -------       -------      --------      --------
    Gross profit..............    106,856     76,455     30,393      12,817         9,283        72,128        47,961
  Selling, general and
    administrative expenses...     54,150     39,037     20,587      11,825         9,152        38,177        29,065
                                 --------   --------   --------     -------       -------      --------      --------
    Operating income(1).......     52,706     37,418      9,806         992           131        33,951        18,896
  Interest and other income
    (expense), net............     (5,696)    (6,648)        59           1           348          (780)       (3,786)
  Minority interests in income
    (loss) of consolidated
    joint ventures............     (5,385)   (10,479)    (2,312)        338            (8)       (7,388)       (3,799)
                                 --------   --------   --------     -------       -------      --------      --------
  Net income(2)...............   $ 41,625   $ 20,291   $  7,435     $ 1,331       $   471      $ 25,783      $ 11,311
                                 ========   ========   ========     =======       =======      ========      ========
SUMMARY COMBINED
  OPERATING DATA (UNAUDITED):
  New sales contracts
    (units)...................      1,766      1,525      1,184         534           335         1,649         1,132
  Homes closed (units)........      1,693      1,660        970         460           326         1,128           921
  Average sales price of homes
    closed....................   $    319   $    251   $    195     $   171       $   144      $    334      $    304
  Homes in backlog at end of
    period (units)............        451        378        381         167            93           972           589
  Aggregate sales value of
    backlog...................   $140,468   $119,070   $ 77,890     $32,218       $13,266      $341,032      $194,616
  Average sales price of homes
    in backlog................   $    311   $    315   $    204     $   193       $   143      $    351      $    330

                                                        AS OF MARCH 31,                             AS OF DECEMBER 31,
                                 -------------------------------------------------------------   -------------------------
                                   2000       1999        1998          1997          1996          2000          1999
                                 --------   --------   -----------   -----------   -----------   -----------   -----------
                                                       (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)   (UNAUDITED)
                                                                  (DOLLARS IN THOUSANDS)
COMBINED BALANCE SHEET DATA:
  Cash and cash equivalents...   $ 36,652   $ 28,916    $ 11,891      $  4,807       $ 6,166      $ 40,093      $ 13,170
  Residential real estate
    projects under
    development...............    330,349    268,802     169,453       142,993        84,079       470,436       368,897
  Total assets................    394,938    309,451     183,703       149,798        92,508       540,184       399,452
  Revolving credit facility...     73,017     34,851      42,917        30,626         8,160       169,109       103,438
  Subordinated notes
    payable...................     35,000     34,855      24,180        23,843        23,231        35,000        35,000
  Other debt..................    103,990    115,128      51,882        44,713        23,547       120,305       131,909
  Total debt..................    212,007    184,834     118,979        99,182        54,938       324,414       270,347
  Minority interests..........      7,317     12,610       3,940         7,486         3,427         7,251         7,645
  Partners' capital...........    114,577     72,952      37,149        29,928        28,797       138,485        84,263

------------------------

(1) Operating income is defined as gross profit, or revenues less cost of sales, less selling, general and administrative expenses.

(2) Western Pacific consists of partnerships and limited liability companies. Each partner and member reflects its share of taxable income on a separate tax return. Accordingly, no provision for income taxes has been included in Western Pacific's combined financial statements.

      MANAGEMENT'S DISCUSSION AND ANALYSIS OF COMBINED FINANCIAL CONDITION
             AND COMBINED RESULTS OF OPERATIONS OF WESTERN PACIFIC

BACKGROUND

    Western Pacific was formed in December 1993 with the objective of taking advantage of the anticipated recovery of the residential real estate market in California. Western Pacific began operations in Orange County and the Inland Empire in 1993 and expanded its presence in southern California by entering Los Angeles County and San Diego County in 1995, and Ventura County in 1997.

    In 1996, the northern California housing market showed signs of strengthening. Focused on geographic diversification, Western Pacific began operations in northern California in 1996 in the East Bay area of San Francisco and entered San Jose in 1997. Western Pacific acquired Porter Homes in
April 1998, further expanding its presence in northern California.

    Western Pacific initially focused on building entry-level homes. As the California housing market began to strengthen, Western Pacific expanded its product line to include both first and second-time move up buyers in both its existing and new divisions. The expansion in product mix, as well as general increases in home prices, led to an increase in Western Pacific's average home price to $319,000 in fiscal 2000 compared to $144,000 in 1996.

RESULTS OF OPERATIONS

    NEW SALES CONTRACTS, HOMES CLOSED AND BACKLOG

    The table below sets forth operating statistics for Western Pacific's homebuilding operations. New sales contracts reflect homes sold for which Western Pacific has received cash deposits. Homes closed are homes that have been delivered to customers and are the basis of revenue recognition.

    Backlog is the number of homes subject to pending sales contracts, some of which are subject to contingencies, including mortgage loan approval, the sale of existing homes by customers and project approvals by the Department of Real Estate of the state of California. In the past, Western Pacific's backlog has been a reliable indicator of future closings, but Western Pacific cannot assure you that backlog will result in actual closings.

                                                                                                           NINE MONTHS
                                                                                                              ENDED
                                                                YEAR ENDED MARCH 31,                      DECEMBER 31,
                                                ----------------------------------------------------   -------------------
                                                  2000       1999       1998       1997       1996       2000       1999
                                                --------   --------   --------   --------   --------   --------   --------
NEW SALES CONTRACTS
  Orange County/Inland Empire.................     280        368        662       442        335         181        167
  Los Angeles/Ventura.........................     279        242        285        50         --         250        168
  San Diego...................................     487        277        216        42         --         487        308
  Bay Area....................................     224        158         21        --         --         295        149
  North Bay/Sacramento........................     496        480         --        --         --         436        340
                                                 -----      -----      -----       ---        ---       -----      -----
    Total Sales...............................   1,766      1,525      1,184       534        335       1,649      1,132
                                                 =====      =====      =====       ===        ===       =====      =====
HOMES CLOSED
  Orange County/Inland Empire.................     273        531        575       398        326         179        165
  Los Angeles/Ventura.........................     302        231        237        27         --         217        145
  San Diego...................................     398        284        155        35         --         299        190
  Bay Area....................................     216        133          3        --         --         111         78
  North Bay/Sacramento........................     504        481         --        --         --         322        343
                                                 -----      -----      -----       ---        ---       -----      -----
    Total Closings............................   1,693      1,660        970       460        326       1,128        921
                                                 =====      =====      =====       ===        ===       =====      =====

                                                                                                           NINE MONTHS
                                                                                                              ENDED
                                                                YEAR ENDED MARCH 31,                      DECEMBER 31,
                                                ----------------------------------------------------   -------------------
                                                  2000       1999       1998       1997       1996       2000       1999
                                                --------   --------   --------   --------   --------   --------   --------
HOMES IN BACKLOG AT END OF PERIOD
  Orange County/Inland Empire.................      68         61        224       137         93          70         63
  Los Angeles/Ventura.........................      59         82         71        23         --          92        105
  San Diego...................................     150         61         68         7         --         338        179
  Bay Area....................................      51         43         18        --         --         235        114
  North Bay/Sacramento........................     123        131         --(1)     --         --         237        128
                                                 -----      -----      -----       ---        ---       -----      -----
    Total Backlog.............................     451        378        381       167         93         972        589
                                                 =====      =====      =====       ===        ===       =====      =====

------------------------

(1) Excludes the 132 homes in sales backlog of Porter Homes as of March 31, 1998 as the effective date of the acquisition of Porter Homes was April 1, 1998.

    NINE MONTHS ENDED DECEMBER 31, 2000 COMPARED TO THE NINE MONTHS ENDED
     DECEMBER 31, 1999

    Western Pacific reported revenues of $366.1 million for the nine months ended December 31, 2000, representing a 31.2% increase from revenues of $279.1 million for the nine months ended December 31, 1999. Western Pacific delivered 1,128 homes in the nine months ended December 31, 2000, an increase of 22.5% from the 921 homes delivered in the nine months ended December 31, 1999. The increase in revenues is primarily attributable to the increase in the number of homes delivered as a result of increased operations as Western Pacific had 37 active communities as of December 31, 2000, compared to 29 active communities as of December 31, 1999. New sales contracts received in the nine months ended December 31, 2000 increased to 1,649, an increase of 45.7% compared to the 1,132 new sales contracts received in the nine months ended December 31, 1999. As of December 31, 2000, Western Pacific had 972 homes in backlog with an aggregate sales value of $341.0 million, compared to 589 homes in backlog with an aggregate sales value of $194.6 million as of December 31, 1999, an increase in aggregate sales value of 75.2%.

    Gross profit increased to $72.1 million for the nine months ended
December 31, 2000, from $48.0 million for the nine months ended December 31, 1999. The increase in gross profit is primarily attributable to increased revenues due to the increase in the number of homes delivered in the nine months ended December 31, 2000. Gross profit margin increased to 19.7% of revenues for the nine months ended December 31, 2000, compared to 17.2% for the nine months ended December 31, 1999. Interest included in cost of sales was $18.8 million for the nine months ended December 31, 2000, compared to $15.6 million for the nine months ended December 31, 1999. The increase in interest included in cost of sales reflects a decrease in interest costs as a percentage of revenues to 5.2% for the nine months ended December 31, 2000 from 5.6% for the nine months ended December 31, 1999.

    Selling, general and administrative expenses increased to $38.2 million for the nine months ended December 31, 2000, compared to $29.2 million for the nine months ended December 31, 1999. The increase in selling, general and administrative expense is primarily attributable to future increased operating activity. Selling, general and administrative expense remained consistent at 10.4% of revenues for the nine months ended December 31, 2000 and 1999.

    Interest incurred for the nine months ended December 31, 2000 was $27.4 million, all of which was capitalized to real estate inventories, compared to $19.7 million of interest incurred for the nine months ended December 31, 1999, all of which was also capitalized. The increase in interest incurred resulted from increased inventory and debt levels to accommodate the expanded level of operations.

    Lenders' profit participation, which is included in interest expense, decreased to $2.0 million for the nine months ended December 31, 2000, compared to $4.1 million for the nine months ended

December 31, 1999. One hundred eighty-eight homes were delivered in projects financed with participating debt in the nine months ended December 31, 2000, compared to 208 deliveries from such projects in the nine months ended
December 31, 1999. The number of lots owned by projects financed with participating debt as of December 31, 2000 was 511, compared to 834 lots owned by projects financed with participating debt as of December 31, 1999. Minority interests in income from consolidated joint ventures was $7.4 million for the nine months ended December 31, 2000, compared to $3.8 million for the nine months ended December 31, 1999. One hundred six homes were delivered in projects developed by consolidated joint ventures in the nine months ended December 31, 2000, compared to 199 homes delivered in projects developed by joint ventures in the nine months ended December 31, 1999. For projects developed by consolidated joint ventures, the average sales price increased to $421,000 for the nine months ended December 31, 2000 from $290,000 for the nine months ended
December 31, 1999. Similarly, gross profit from projects developed by consolidated joint ventures increased to 35.9% for the nine months ended December 31, 2000 from 20.8% for the nine months ended December 31, 1999. The number of lots owned by projects developed by joint ventures as of December 31, 2000 was 280, compared to 577 as of December 31, 1999.

    Net income increased to $25.8 million for the nine months ended
December 31, 2000, compared to $11.3 million for the nine months ended
December 31, 1999. The increase in net income is primarily attributable to the increase in revenues resulting from an increase in the number of homes delivered in the nine months ended December 31, 2000, compared to the number of homes delivered in the nine months ended December 31, 1999.

    YEAR ENDED MARCH 31, 2000 COMPARED TO THE YEAR ENDED MARCH 31, 1999

    Western Pacific reported revenues of $535.0 million for the year ended
March 31, 2000, representing a 26.4% increase over revenues of $423.3 million for the year ended March 31, 1999. Western Pacific delivered 1,693 homes in the year ended March 31, 2000, an increase of 2.0% over the 1,660 homes delivered in the year ended March 31, 1999. The increase in revenues is primarily attributable to a broadening of Western Pacific's product offering and a related increase in the average sales price of homes closed to $319,000 for the year ended March 31, 2000 compared to $251,000 for the year ended March 31, 1999, as well as an increase in the number of homes delivered as Western Pacific continued its geographic expansion efforts. The results include revenues of $10.5 million in the year ended March 31, 2000 and $5.9 million in the year ended March 31, 1999 from land sales. New sales contracts received in the year ended March 31, 2000 increased to 1,766, an increase of 15.8% compared to the 1,525 new sales contracts received in the year ended March 31, 1999. As of March 31, 2000, Western Pacific had 451 homes in backlog with an aggregate sales value of $140.5 million, compared to 378 homes in backlog with an aggregate sales value of $119.1 million as of March 31, 1999, an increase in aggregate sales value of 18.0%.

    Gross profit increased to $106.9 million for the year ended March 31, 2000, compared to $76.5 million in the year ended March 31, 1999. The increase in gross profit is primarily attributable to substantially increased revenues. Gross profit margin increased to 20.0% of revenues for the year ended March 31, 2000, compared to 18.1% for the year ended March 31, 1999. The increase in the gross profit margin is primarily attributable to lower interest expense and improvements in the average sales prices for Western Pacific's homes as the California market has improved. Interest included in cost of sales was $26.6 million for the year ended March, 31, 2000, compared to $22.6 million for the year ended March 31, 1999. The increase in interest included in cost of sales reflects an increase in total revenues, offset by a decrease in interest costs as a percentage of revenues to 5.0% for the year ended March 31, 2000, from 5.3% for the year ended March 31, 1999. The decrease in interest costs as a percentage of revenues results from decreasing debt leverage and increased borrowing under Western Pacific's revolving credit facility.

    Selling, general and administrative expense increased to $54.2 million for the year ended March 31, 2000, compared to $39.0 million for the year ended March 31, 1999. The increase in selling, general and administrative expense is primarily attributable to an increased level of operations. Selling, general and administrative expense increased to 10.1% of revenues for the year ended
March 31, 2000, compared to 9.2% for the year ended March 31, 1999.

    Interest incurred for the year ended March 31, 2000 was $29.5 million, all of which was capitalized to real estate inventories, compared to $24.6 million of interest incurred for the year ended March 31, 1999, all of which was also capitalized. The increase in interest incurred resulted from increased inventory and debt levels to accommodate the expanded levels of operations.

    Lenders' profit participation, which is included in interest expense, decreased to $5.8 million for the year ended March 31, 2000, compared to $6.6 million for the year ended March 31, 1999. Four hundred forty-five homes were delivered in projects financed with participating debt in the year ended March 31, 2000, compared to 518 homes delivered from projects financed with participating debt in the year ended March 31, 1999. Minority interests in income from consolidated joint ventures was $5.4 million for the year ended March 31, 2000, compared to $10.5 million for the year ended March 31, 1999. Two hundred eighty-three homes were delivered in projects developed by consolidated joint ventures for the year ended March 31, 2000, compared to 507 homes delivered from projects developed by consolidated joint ventures in the year ended March 31, 1999.

    Net income increased to $41.6 million for the year ended March 31, 2000, compared to $20.3 million for the year ended March 31, 1999. The increase in net income is primarily attributable to the increase in gross margin percentage and the increase in the number of homes delivered and average sales price and the resulting increase in revenues.

    YEAR ENDED MARCH 31, 1999 COMPARED TO THE YEAR ENDED MARCH 31, 1998

    Western Pacific reported revenues of $423.3 million for the year ended
March 31, 1999, representing a 119.5% increase over revenues of $192.9 million for the year ended March 31, 1998. Western Pacific delivered 1,660 homes in the year ended March 31, 1999, an increase of 71.1% over the 970 homes delivered in the year ended March 31, 1998. The increase in revenues is primarily attributable to a broadening of Western Pacific's product offering and related increase in the average sales price of homes closed to $251,000 for the year ended March 31, 1999 from $195,000 for the year ended March 31, 1998, as well as an increase in the number of homes delivered as Western Pacific continued its geographic expansion efforts. The results for the years ended March 31, 1999 and March 31, 1998 include revenues of $5.9 million in the year ended March 31, 1999 and $4.0 million in the year ended March 31, 1998 from land sales. New sales contracts received in the year ended March 31, 1999 increased to 1,525, an increase of 28.8% compared to the 1,184 new sales contracts received in the year ended March 31, 1998. As of March 31, 1999, Western Pacific had 378 homes in backlog with an aggregate sales value of $119.1 million, compared to 381 homes in backlog with an aggregate sales value of $77.9 million as of March 31, 1998, an increase in aggregate sales value of 52.9%.

    Gross profit increased to $76.5 million for the year ended March 31, 1999, compared to $30.4 million for the year ended March 31, 1999. The increase in gross profit is primarily attributed to substantially increased revenues. Gross profit margin increased to 18.1% of revenues for the year ended March 31, 1999, compared to 15.8% for the year ended March 31, 1998. The increase in gross profit margin is primarily attributable to lower interest expense and increases in the average sales prices for Western Pacific's homes as the California market has improved. Interest included in cost of sales was $22.6 million for the year ended March 31, 1999, compared to $13.9 million for the year ended March 31, 1998. The increase in interest included in costs of sales reflects an increase in total revenues, offset by a decrease in interest costs as a percentage of revenues to 5.3% for the year ended March 31,

1999, from 7.2% for the year ended March 31, 1998. The decrease in interest costs as a percentage of revenues is primarily attributable to deliveries of homes in newer, more profitable communities and the phase-out of older, slower selling communities.

    Selling, general and administrative expense increased to $39.0 million for the year ended March 31, 1999, compared to $20.6 million for the year ended March 31, 1998. The increase in selling, general and administrative expense is primarily attributable to increased operations. Selling, general and administrative expenses as a percentage of revenues decreased to 9.2% for the year ended March 31, 1999, compared to 10.7% for the year ended March 31, 1998.

    Interest incurred for the year ended March 31, 1999 was $24.6 million, all of which was capitalized to real estate inventories, compared to $18.1 million of incurred for the year ended March 31, 1998, all of which was also capitalized. The increase in interest incurred resulted from increased inventory and debt levels to accommodate the expanded level of operations.

    Lenders' profit participation, which is included in interest expense, increased to $6.6 million for the year ended March 31, 1999, compared to $546,000 for the year ended March 31, 1998. Five hundred eighteen homes were delivered in projects financed with participating debt in the year ended
March 31, 1999, compared to 190 homes delivered in projects financed with participating debt in the year ended March 31, 1998. Minority interests in income from consolidated joint ventures was $10.5 million for the year ended March 31, 1999, compared to $2.3 million for the year ended March 31, 1998. Five hundred seven homes were delivered in projects developed by joint ventures in the year ended March 31, 1999, compared to 145 homes delivered in projects developed by joint ventures in the year ended March 31, 1998.

    Net income increased to $20.3 million for the year ended March 31, 1999, compared to $7.4 million for the year ended March 31, 1998. The increase in net income is primarily attributable to an increase in gross margin percentage and to an increase in the number of homes delivered and average sales prices in the year ended March 31, 1999 and the resulting increase in revenues, as well as an overall reduction in selling, general and administrative expense as a percentage of revenue.

LIQUIDITY AND CAPITAL RESOURCES

    Western Pacific requires funding for the acquisition, development, construction and marketing of its residential projects. Historically, these activities have been financed through bank debt, including revolving credit lines and project specific construction loans, senior unsecured notes, project-specific participating debt, financial joint ventures and partners' capital contributions.

    In September 1998, Western Pacific entered into a credit facility which, as amended, provides for aggregate borrowing by Western Pacific to up to $220.0 million. The credit facility is due June 2002 and bears interest at LIBOR plus 2.50% or 2.75%, depending on specific conditions, or prime rate plus 0.5% at the option of Western Pacific. Western Pacific may extend the new credit facility to June 2003 as long as Western Pacific is in compliance with the terms of the credit facility. Borrowings under the credit facility were $169.1 million as of December 31, 2000. The credit facility is secured by the real estate inventory financed by the proceeds of borrowings and contains financial covenants which require Western Pacific to maintain a minimum net worth and interest coverage ratio and meet liquidity tests. In addition, the credit facility restricts Western Pacific's ability to invest in joint ventures and participating debt transactions, make cash distributions and changes in management, incur additional debt and change its inventory levels.

    In June 1995, Western Pacific entered into a loan agreement for subordinated notes payable of $25.0 million with Bankers Trust Company. Proceeds from the notes were used for general corporate and project level purposes. The notes are subordinated to the credit facility and project-specific financing and secured by pledges of the ownership interests in some of Western Pacific's operating entities. The notes were issued at a discount to yield interest at approximately 16.5% per annum through the initial maturity date of June 1999. In May 1998, Western Pacific borrowed an additional $10.0 million at an interest rate of 11.5%. The maturity date has been extended through July 2003. Monthly principal payments of $1.0 million commenced in January 2001.

    Under the loan agreement, as amended, upon the occurrence of a capital transaction, Bankers Trust Company is entitled to additional consideration in the form of a lump-sum additional interest payment equal to 7.5% of the value of Western Pacific, after a reduction to the value of Western Pacific of approximately $15.0 million. If a capital transaction does not occur before the maturity date of the subordinated notes, or if there is a default under the loan agreement, Bankers Trust Company would be entitled to additional consideration equal to the greater of $5.0 million or 7.5% of the value of Western Pacific, after a reduction to the value of Western Pacific of approximately
$15.0 million. Bankers Trust Company intends to assign its right to receive the additional interest to one of its affiliates, Greenwood Properties Corp.

    To grow its operations and reduce financial risk, Western Pacific obtained project specific construction loans and entered into participating debt agreements and financial joint ventures to fund the acquisition and development of some of its residential projects. Generally, under these agreements, Western Pacific serves as a manager for land development, construction and sale of the homes.

    The construction loans generally bear interest at rates from prime plus 0.25% to 1.0%, are secured by a first trust deed on the property financed and are partially guaranteed by Western Pacific Housing Development, one of three entities that comprise Western Pacific.

    The participating debt financing bears interest between prime plus 2.0% and a fixed rate of 20.0%, is secured by the ownership interest in the project financed and has a priority claim against project cash flows. During the last four fiscal years, Western Pacific financed 14 projects involving the acquisition of 1,640 lots using a combination of participating debt and project-specific construction loans. As of December 31, 2000, Western Pacific had eight projects remaining with 511 lots to be delivered that had been financed using participating debt.

    Under participating debt agreements, the lender receives accrued interest on the participating loan balance and a share of residual project profits. Western Pacific receives a return on its invested capital, a management fee and the remaining share of project profits.

    In the year ended March 31, 1999, a financial joint venture was established to develop a 314-unit project in conjunction with project specific construction loans. The joint venture partner is entitled to a priority return of its capital investment, a preferred return on its investment and a share of project profits.

    In conjunction with the acquisition of Porter Homes in April 1998, Western Pacific assumed Porters Homes' obligations with respect to project-specific financing and became the general partner in four existing limited partnerships with outside investors for five projects totaling 783 building lots. The investors and Western Pacific each receive a preferred return, return of the capital and a share of partnership profits. As of December 31, 2000, there were 79 lots remaining to be delivered in two projects.

    The use of joint ventures and participating debt financing allowed Western Pacific to substantially increase its level of operations and achieve its operating results. It is anticipated that a number of homes will be delivered during the next three fiscal years from projects financed by joint ventures and participating debt agreements and that profits will be distributed to joint venture partners and participating debt lenders.

    Western Pacific's management believes that cash on hand, cash generated from operations and funds available under its revolving credit facilities, project specific loans and participating debt and joint venture financing arrangements will be sufficient to meet Western Pacific's land acquisition, working capital and capital expenditure requirements for at least the next year.

SEASONALITY AND VARIABILITY OF RESULTS

    The homebuilding industry experiences significant seasonality and quarter to quarter variability in homebuilding activity levels. Under current market conditions, sales results vary based on the number of open communities. Homes closed usually trails home sales by three to six months. At present, Western Pacific believes that its operating results may not reflect the total impact of industry seasonality due to the distortion brought about by its rapid growth and ability to bring new products to market even in quarters that have historically been slower. However, Western Pacific anticipates that seasonality may have a greater impact on future operating cycles as growth rates begin to stabilize.

RAW MATERIALS

    Generally, the materials that Western Pacific uses in its homebuilding operations are standard items carried by major suppliers. Increases in the costs of building materials, particularly lumber, land development activities and subcontracted labor may affect future gross margins to the extent that market conditions prevent the recovery of increased costs through higher sales prices. Western Pacific generally takes orders for homes that are already under construction or for which Western Pacific can contract for materials and labor at a fixed price during the anticipated construction period. This allows Western Pacific to minimize the risks associated with increases in building material and labor costs between the time construction begins on a home and the time it is delivered to Western Pacific's customer. Although Western Pacific did not experience any significant shortages in the availability of building materials or labor through December 31, 2000, Western Pacific may experience shortages and delays in the future which may result in delays in the delivery of homes under construction, reduced gross margins or both.

INFLATION AND INTEREST RATES

    The residential homebuilding industry is affected by changes in general economic factors, particularly by interest rates and the impact of inflation. Inflation can adversely affect the rates on funds that Western Pacific borrows and the affordability of permanent mortgage financing available to Western Pacific's prospective customers. Increased construction costs and rising interest rates, as well as increased material costs, may reduce gross margins in the short-term; however, Western Pacific attempts to recover increased costs by increasing sales prices without reducing sales volume. Inflation has not had a significant adverse effect on Western Pacific's results of operations. However, there can be no assurance that inflation will not have a material adverse impact on its future results of operations. When analyzing the purchase of land, Western Pacific does not assume any inflation in home sales prices.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

    Western Pacific's exposure to market risk for changes in interest rates relates primarily to its current and future debt obligations, specifically its notes payable and participating debt arrangements where interest rates are variable based upon bank reference or prime rates. Western Pacific had a total outstanding balance of $143.4 million as of March 31, 2000 and $259.0 million as of December 31, 2000 under its variable rate notes payable and participating debt arrangements. Based on these amounts outstanding, if interest rates were to increase by 100 basis points, the estimated impact on Western Pacific would be to increase interest costs by approximately $1.6 million for the year ended March 31, 2000 and for the nine months ended December 31, 2000. All of the increase in interest costs would be capitalized to real estate. Approximately $1.2 million would be amortized to cost of sales and reduce net income as unit closings occur during the year ended March 31, 2000 and approximately
$0.8 million would be amortized to cost of sales and reduce net income as unit closings occur during the nine months ended December 31, 2000.

                       INFORMATION ABOUT WESTERN PACIFIC

BUSINESS

    Western Pacific is a California homebuilder that designs, constructs, markets and sells single-family homes designed for a broad range of entry level and move-up home buyers. Since its inception in 1993, Western Pacific has grown to be the sixth largest builder of new homes in California in terms of the number of units delivered. Its business is geographically diversified within each of the major metropolitan markets in California. In southern California, Western Pacific has operations in Orange County, Los Angeles County, San Diego County, Ventura County, Riverside County and San Bernardino County. In northern California, Western Pacific operates in the markets in and around the San Francisco Bay area, San Jose and Sacramento. As of December 31, 2000, Western Pacific was actively selling homes in 37 communities with a sales backlog of 972 homes sold and yet to be delivered, representing $341.0 million in aggregate future sales value. Western Pacific currently offers homes with base sales prices from $141,000 to $941,000. During the year ended March 31, 2000, Western Pacific closed 1,693 home sales with an average price of $319,000. For the year ended March 31, 2000, Western Pacific generated revenues of $535.0 million and net income of $41.6 million.

BUSINESS STRATEGY

    Western Pacific believes its rapid growth and prospects for future success are attributable, in part, to the following elements of its business strategy:

    - EXPAND IN EXISTING AND NEW MARKETS. Over the past five years, Western Pacific has significantly expanded its operations in four major metropolitan markets in southern and northern California through start-up operations and through its acquisition of Porter Homes in northern California in April 1998. Western Pacific intends to continue to seek expansion and acquisition opportunities in its existing markets within California, and may evaluate acquisition opportunities in new markets that combine attractive residential projects and management with local market expertise.

    - DIVERSIFY GEOGRAPHICALLY IN NEW MARKETS. Western Pacific has expanded its business to achieve a significant local presence in each market in which it operates. By having diverse operations in California, Western Pacific believes it can minimize market and other risks associated with operating within any one particular locality while capitalizing on its knowledge of the California market. Western Pacific intends to continue to expand its operations in new markets where building conditions are favorable.

    - OFFER A BROAD SELECTION OF HOMES. Western Pacific designs its homes to appeal to a wide variety of housing needs and price ranges in order to serve a broad range of customers. Western Pacific has broadened its product offering from targeting the entry-level home buyer to providing homes from the entry-level to the first-time and second-time move-up home buyer. Western Pacific intends to continue to offer a broad selection of homes to mitigate any downturns in any one home buyer market segment.

    - MAINTAIN CONSERVATIVE LAND ACQUISITION POLICIES. Western Pacific recognizes that there are substantial risks in the acquisition and development of land. As a result, Western Pacific maintains a conservative land acquisition policy designed to optimize profitability and return on capital while minimizing the risks associated with investment in land.

WESTERN PACIFIC'S OPERATIONS

    Western Pacific's homebuilding operations are presently conducted through five divisions, including the Orange County/Inland Empire, San Diego, Los Angeles/Ventura, Bay Area and North Bay/ Sacramento divisions. Each division is managed by a Division President who reports to Western

Pacific's President and is responsible for operations within a prescribed geographical area including project identification, product design, construction, marketing and customer service. The decisions regarding selection of parcels of land for purchase and development are made in conjunction with the senior executives at the corporate level.

    The table below sets forth selected information for each of Western Pacific's divisions and for Western Pacific as a whole for the period indicated.

                                                                           AS OF DECEMBER 31, 2000
                                                               ------------------------------------------------
                                  YEAR ENDED MARCH 31, 2000    NUMBER OF    NUMBER OF
                                  --------------------------   PROJECTS    NEW PROJECTS   HOME SITES
                                    HOMES      AVERAGE HOME    IN SALES       UNDER        OWNED OR
                                  DELIVERED    SELLING PRICE     STAGE     DEVELOPMENT    CONTROLLED   BACKLOG
                                  ----------   -------------   ---------   ------------   ----------   --------
Orange County/Inland Empire....        273        $234,000         5             5           1,508        70
San Diego......................        398         328,000         9             9           2,386       338
Los Angeles/Ventura County.....        302         436,000         7             7           2,096        92
Bay Area.......................        216         415,000         8             8           1,392       235
North Bay......................        504         247,000         8             8           2,623       237
                                     -----                        --            --          ------       ---
  Total........................      1,693         319,000        37            37          10,005       972
                                     =====                        ==            ==          ======       ===

LAND POSITION AND ACQUISITION POLICIES

    Western Pacific maintains a conservative land acquisition policy designed to optimize profitability and return on capital while minimizing the risks associated with investment in land. Western Pacific generally limits the number of lots acquired for a specific project so that its initial production schedule typically does not exceed three years. Western Pacific considers a number of factors in evaluating the size of an investment, including:

    - the cost of a finished lot

    - the number and size of competitive projects in the surrounding area

    - the demographics of the market

    Western Pacific has been able to gain control of a large number of building lots through a strategy of placing properties under contract with a nominal deposit and completing the entitlement process before acquiring the property. Western Pacific's policy is that land can be purchased only with the prior approval of both its chief executive officer and its president. Western Pacific utilizes outside architects and consultants, under close supervision, to help review its acquisitions and design its products. Homebuilders in California generally have the right to obtain building permits with respect to entitled land upon compliance with conditions that are usually within the builder's control.

    Western Pacific seeks to mitigate the risks involved in land purchases by:

    - undertaking an extensive feasibility process prior to acquisition, including studies covering all pertinent aspects of development such as title, zoning, soil and seismic characteristics, environmental conditions, marketing studies including competition and buyer profiles, public facility assessments such as schools, shopping and transportation access, projected profitability, cash requirements and assessment of regulatory risk and other factors

    - only purchasing land which has already been entitled

    - limiting the number of lots acquired for a residential project so that the initial production schedule typically does not exceed three years

    - limiting the size of its investment in any one residential project in order to enhance its ability to adjust to changing home buyer needs and reduce the risks associated with changing market conditions; Western Pacific considers a number of factors in evaluating the size of an investment, including the cost of a finished lot, the number and size of competitive projects in the surrounding area and the demographics of the market

    - controlling future building lots when possible by placing properties under contract with a nominal deposit and completing the entitlement process before acquiring the property

    The following table sets forth the number of lots controlled by Western Pacific as of December 31, 2000:

                                                      LOTS     LOTS UNDER
                                                     OWNED     CONTRACT(1)    TOTAL
                                                    --------   -----------   --------
Orange County/Inland Empire.......................     697          811        1,508
San Diego.........................................     900        1,486        2,386
Los Angeles/Ventura...............................     572        1,524        2,096
Bay Area..........................................     741          651        1,392
North Bay.........................................   1,148        1,475        2,623
                                                     -----        -----       ------
  Total...........................................   4,058        5,947       10,005
                                                     =====        =====       ======

------------------------

(1) Lots under contract include properties for which Western Pacific has entered into contractual relationships including non-binding letters of intent, binding purchase agreements with customary conditions precedent, as well as option agreements and other arrangements. Western Pacific cannot assure you that it will acquire all of these properties.

PRODUCT LINES

    Western Pacific initially focused on the development and construction of entry level housing. In conjunction with its geographic expansion, Western Pacific has also expanded its product lines to serve the first-time and second-time move-up buyer. Western Pacific's homes now range in size from approximately 900 square feet to over 5,300 square feet and have base sales prices ranging from $141,000 to $941,000. The shift in product offering, as well as improved market conditions, has led to an increase in the average price of the homes that Western Pacific has delivered from $144,000 for the year ended March 31, 1996 to $319,000 for the year ended March 31, 2000. The average price of the homes in Western Pacific's backlog was $351,000 as of December 31, 2000.

    Generally, Western Pacific determines the type of product, specification level, project amenities and pricing before completing the land acquisition process. Home designs are typically accomplished through the use of outside architectural firms and are specific to each of Western Pacific's communities. Homes in each residential project are specifically designed to meet local buyer preferences and to be competitive within the marketplace. In designing homes Western Pacific also takes into account new homes being offered by other homebuilders and homes available in the resale market.

    Western Pacific generally offers homes of three or four distinctive designs and floor plan layouts with a range of sizes within targeted price points in each of its communities. In addition, a variety of exterior and interior options are available to allow customers the opportunity to enhance their home purchase and tailor the home to their particular lifestyle needs.

CONSTRUCTION

    Western Pacific acts as the general contractor for the construction of its projects, and its division personnel control its project development operations. Western Pacific's employees supervise the construction of each project, coordinate the activities of subcontractors and suppliers, subject their work to quality and cost controls and assure compliance with zoning and building codes. Western Pacific specifies that quality, durable materials be used in the construction of each of its homes. Western Pacific's subcontractors follow design plans prepared by outside architects and engineers who are retained by Western Pacific and whose designs are geared to the local market. Subcontractors typically are retained on a project-by-project basis to complete construction at a fixed price. Western Pacific generally enters into agreements with subcontractors and materials suppliers after competitive bidding. Western Pacific does not have any long-term contractual commitments with any of its subcontractors or suppliers. In connection with the competitive bid process, Western Pacific obtains information from prospective subcontractors and vendors with respect to their financial condition and ability to perform their agreements with Western Pacific. Western Pacific does not maintain significant inventories of construction materials except for materials currently being utilized for homes under construction. Western Pacific has numerous suppliers of the raw materials and services used in its business, and these materials and services have been and continue to be available. Material prices may fluctuate due to various factors, including demand or supply shortages which may be beyond the control of Western Pacific or its vendors. Western Pacific believes that its relationships with its suppliers and subcontractors are good.

    Construction time for Western Pacific's homes depends on the availability of labor, materials and supplies, product type, location and governmental approvals and inspections. Homes are designed to promote efficient use of space and materials, and to minimize construction costs and time. Construction of a home historically has been completed within four to eight months following commencement of construction.

MARKETING AND SALES

    Western Pacific views the creation and maintenance of a strong brand image as a key marketing strategy. Initial branding efforts focused on defining Western Pacific relative to better known and larger companies. As Western Pacific has grown, its marketing efforts have focused on anticipating and responding to consumer concerns and enhancing customer satisfaction. Western Pacific believes that its brand name is strengthened and reinforced through a strategic corporate advertising campaign that integrates print, point-of-purchase, web site design and collateral materials. Western Pacific established its web site, "www.westernpacifichousing.com," in 1997.

    To enhance the selling process, Western Pacific operates design centers in all of its divisions. The design centers are staffed with interior design specialists who assist customers in selecting interior and exterior colors as well as standard options and upgrades. The decorating centers provide full-sized samples, vignettes and computer-aided graphics. Management believes that design centers reduce customer anxiety in the decorating and selection process, significantly contribute to customer satisfaction and provide opportunities to enhance revenues and gross margins.

    Generally, three to four model homes are built and decorated at each project to display design features. Model homes play a key role in helping buyers understand the efficiencies and value provided by each plan type. Western Pacific personnel, along with subcontracted marketing and design consultants, seek to design exteriors and interiors of each home to coincide with the lifestyles of the targeted buyers. Various plan types and elevations are utilized to provide a more varied scene of "customization" for the buyers.

    Western Pacific sells its homes primarily through its commissioned sales representatives, who work from sales offices located at the model homes in each community, as well as through independent real estate brokers. Western Pacific is focused on the development of its salespeople, whom buyers are likely to interact with during the purchase and construction of their new home, and typically seek to use the same salespeople on successive communities. Western Pacific believes that providing ongoing employment and development of its salespeople results in a more motivated sales force that is knowledgeable with respect to Western Pacific's operating policies and products. Sales representatives assist potential buyers by providing them with the basic floor plans, price information, development and construction timetables, information with respect to financing alternatives, tours of model homes and the selection of options. Sales representatives receive training from Western Pacific and attend weekly meetings to be updated on the availability of financing, construction schedules and marketing and advertising plans.

    Western Pacific's homes are typically sold under sales contracts, which are usually accompanied by a cash deposit. Sales contracts are usually subject to certain contingencies, such as the buyer's ability to qualify for financing or sell an existing home. Before entering into sales contracts, Western Pacific generally requests its mortgage lenders to pre-qualify its customers. If the sale of an existing home is a condition to a customer's purchase of a new home, Western Pacific generally requires that a listing agreement exist with respect to the customer's existing home and retains the right to sell the home, subject to a 72 hour notice to its customer to enable the customer to remove the contingency, if possible. Purchasers are permitted to cancel sales contracts if they are not satisfied with required disclosures, fail to qualify for financing or are unable to sell their existing home and under other circumstances, such as Western Pacific's failure to obtain requisite approvals from the California Department of Real Estate. Western Pacific believes its cancellation rates are comparable to those experienced by other homebuilders. Western Pacific has implemented an escrow tracking system that enables Western Pacific to track the progress of a unit from its sale to ultimate closing. This system provides Western Pacific with on early warning of buyer contingencies, such as obtaining mortgage commitments, that could delay or impede a buyer's closing.

CUSTOMER FINANCING

    Western Pacific seeks to assist its home buyers in obtaining financing and better control of the delivery process through its own on-site mortgage lender operating in northern California, as well as relationships with independent mortgage lenders. Western Pacific acts as a conduit to third-party lenders through these mortgage lenders and takes no funding or interest rate risk.

    Substantially all home buyers utilize long-term mortgage financing to purchase a home and mortgage lenders will usually make loans only to qualified borrowers. Based on the sales price of Western Pacific's homes, a portion of its home buyers qualify for financing through the FHA and VA, which reduces closing costs and typically requires smaller down payments and more lenient qualifying standards than financing through conventional mortgage programs. Both of these programs make it easier for buyers to acquire a home and facilitate sales of Western Pacific's entry-level homes.

CUSTOMER SERVICE AND QUALITY ASSURANCE

    Western Pacific makes the quality of its homes a top priority throughout its divisional structure and the operation of its communities. Western Pacific believes it offers a process which provides a positive atmosphere for each customer throughout the pre-sale, sale, building, closing and post-closing periods. Western Pacific believes the participation of the sales representatives, on-site construction supervisor and the post-closing customer service personnel, working as a team, helps Western Pacific build a reputation for quality service and higher customer retention and referrals.

    Home buyers are provided with a limited warranty program which, in general, provides for a one-year warranty on building materials, appliances and workmanship and a ten-year statutory warranty with respect to structural defects. Western Pacific believes such warranties are competitive necessities, and strives to conduct business with only those suppliers and subcontractors who provide similar warranties to Western Pacific. Western Pacific has no history of direct warranty payments. Rather, Western Pacific includes costs related to its warranty program in the cost of sales. The costs arise in three ways. Western Pacific requires liability insurance from all of its subcontractors, who repair defects until their obligations end. Western Pacific maintains a customer assurance group within each division to oversee maintenance and repair obligations. Western Pacific refers claims not covered by the subcontractor's insurance and beyond the scope of its customer assurance group to its general liability insurer. Thus Western Pacific does not make direct payments under warranties to homeowners; instead, Western Pacific hires only subcontractors who carry liability insurance, maintains a customer service staff and carries general liability insurance.

INFORMATION SYSTEMS

    Western Pacific has implemented an integrated accounting system adapted from a software package recognized by the homebuilding industry and used by other regional and national homebuilders. Western Pacific uses other specialized software packages for specific applications that include project feasibility analysis, tracking construction scheduling and sales activities. Western Pacific's management information systems have the capacity to support substantially larger volumes of activity than Western Pacific presently experiences.

COMPETITION

    The homebuilding industry is highly competitive and fragmented, with minimal barriers to entry. Homebuilders compete not only for home buyers, but also for desirable properties, financing, raw materials and skilled labor. Western Pacific competes with other local, regional and national homebuilders, who may have longer operating histories, and greater financial resources than Western Pacific does. Western Pacific competes for customers in terms of location, design quality and price. In addition, Western Pacific competes with resales of existing residential housing by individuals and financial institutions, as well as rental properties.

    Western Pacific believes that its competitive advantages include the following:

    - LEADING CALIFORNIA HOMEBUILDER. Since Western Pacific's inception in 1993, Western Pacific has grown to be the sixth largest homebuilder in the California market in terms of number of units delivered.

    - GEOGRAPHICALLY DIVERSIFIED WITHIN CALIFORNIA. Western Pacific is actively selling homes in 37 communities in five different regions in California, reducing market and other risks associated with operating within any one large project or particular locality.

    - BROAD RANGE OF PRODUCT OFFERINGS. Western Pacific currently offers homes from entry level to first time and second time move-up buyers. Western Pacific believes that serving a broad range of market segments provides protection from the weakening of any one particular market segment.

    - DISCIPLINED LAND ACQUISITION POLICIES. Western Pacific secures control of land by purchasing the right to buy or option specific properties. This strategy enables Western Pacific to limit downside risk while capturing the upside associated with rising land prices. As of December 31, 2000, 59.4% of Western Pacific's lots under control were the subject of land option agreements. In addition, Western Pacific only purchases entitled land which expedites its time to market and leaves the entitlement risk with the seller. Western Pacific also limits its purchase of land to a three to four year supply, thereby limiting the capital it has invested at any one time.

    - EXPERIENCED MANAGEMENT TEAM. Western Pacific's senior management at both the corporate and divisional operating levels has extensive experience in homebuilding, land development and related real estate disciplines.

REGULATION

    Western Pacific and its competitors are subject to various local, state and federal statutes, ordinances, rules and regulations concerning zoning, building design, construction, disclosure requirements, sales personnel and policies and similar matters, including local regulation that imposes restrictive zoning and density requirements limiting the number of homes that can be built within the boundaries of a particular area. Western Pacific and its competitors are also subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning the protection of health and the environment. The particular environmental laws which apply to any given homebuilding site vary according to the site's location, the site's environmental conditions and the present and former uses of the site, as well as adjoining properties.

PROPERTY

    Western Pacific leases approximately 4,700 square feet for its corporate headquarters in El Segundo, California, under leases expiring in 2001. Western Pacific's five divisions lease office space totaling approximately 53,000 square feet from third parties under leases that expire in 2001 to 2007. The division offices are all located in California, specifically Irvine, Carlsbad, Pleasanton, Culver City and Brentwood. Western Pacific considers its current office space adequate for its current level of operations. Western Pacific has not had difficulty in obtaining sufficient office space and believes it can renew its existing leases or relocate branch offices to new space as leases expire.

EMPLOYEES

    As of December 31, 2000, Western Pacific had 483 full-time employees. Western Pacific considers its relations with its employees to be good. Western Pacific's construction operations are conducted primarily through independent subcontractors, thereby limiting the number of Western Pacific employees. None of Western Pacific's employees is represented by a union.

LEGAL PROCEEDINGS

    Western Pacific is involved in routine litigation arising in the ordinary course of its business. In the opinion of management, none of the pending litigation will have a material adverse effect on Western Pacific's combined financial condition or results of operations.

                            WESTERN PACIFIC HOUSING

                     NOTES TO COMBINED FINANCIAL STATEMENTS

    MARCH 31, 2000, 1999 AND 1998 AND DECEMBER 31, 2000 AND 1999 (UNAUDITED)

                             (AMOUNTS IN THOUSANDS)

1. ORGANIZATION

    The accompanying combined financial statements represent the combined results of Western Pacific Housing Development Limited Partnership ("WPHD"), Western Pacific Housing Development II Limited Partnership ("WPHDII") and WPH-Porter, LLC ("WPH-Porter") and the consolidated results of other entities that they control (collectively "Western Pacific Housing" or the "Company"). WPHD, WPHD II and WPH-Porter have been combined as there is common ownership and control among the entities.

    WPHD, formed in December 1993, and WPHD II, formed in June 1996, were established to develop single-family home communities for sale to first-time buyers and first- and second-time move-up buyers, with their initial operations in Orange County. Effective April 1, 1998, the Company acquired the homebuilding operations of a group of entities ("Porter Homes") located in the Bay Area and Sacramento markets. The Company now operates in the major metropolitan markets of Orange County, the Inland Empire (Riverside and San Bernardino Counties), the Sacramento Valley, San Diego, Los Angeles/Ventura County and the Bay Area surrounding San Francisco and San Jose.

    WPHD, WPHD II and WPH-Porter are limited partners in various limited partnerships and principal members in various limited liability companies (collectively, the "Operating Entities") whose activities include acquiring improved or partially improved real estate for use in the development, construction and sale of residential housing. The general partners and managing members in these Operating Entities are generally affiliates of certain owners of the Company.

    The Company's ownership interests are primarily owned by three institutional investors who receive a preferred return on their investment, a participation in profits and a distribution upon the occurrence of a sale of the Company or its assets in accordance with allocation procedures specified in the partnership agreements. As of December 31, 2000, the unpaid preferred return, as defined, for the general partners and the limited partners was $588 and $40,994, respectively, which is maintained in a memorandum account and is not recorded as an obligation of the Company until they are declared as payable. The partnership agreements also provide for distributions for the reimbursement of income taxes payable by the partners and members and certain restrictions on the sale, transfer or pledge of their interests.

    All significant intercompany accounts and transactions have been eliminated in the combination and consolidation.

2. SIGNIFICANT ACCOUNTING POLICIES

    USE OF ESTIMATES--The preparation of the combined financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of March 31, 2000 and 1999 and December 31, 2000, and the reported amounts of revenues and expenses for the years ended March 31, 2000, 1999 and 1998 and the three months and nine months ended December 31, 2000 and 1999. Actual results could differ from those estimates.

    CASH AND CASH EQUIVALENTS--Management considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

                            WESTERN PACIFIC HOUSING

    MARCH 31, 2000, 1999 AND 1998 AND DECEMBER 31, 2000 AND 1999 (UNAUDITED)

                             (AMOUNTS IN THOUSANDS)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    RESIDENTIAL REAL ESTATE PROJECTS UNDER DEVELOPMENT--Residential real estate projects under development are carried at cost. Cost includes all direct and indirect land costs, development and construction costs, and applicable carrying charges (primarily interest and property taxes) which are capitalized during the development period. Capitalized costs including land and land development costs are assigned to individual components of real estate projects based on specific identification, if practicable, or allocated based on a relative fair value method in accordance with FASB Statement No. 67, ACCOUNTING FOR COSTS AND INITIAL RENTAL OPERATIONS OF REAL ESTATE PROJECTS. Deposits paid related to options and contracts to purchase land and preacquisition costs are capitalized.

    FASB Statement No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, requires impairment losses to be recorded on real estate held for development in certain circumstances. Impairment losses are recorded by management when indicators of impairment are present and the undiscounted cash flows estimated to be generated by such real estate (excluding interest) are less than the carrying amount of the real estate. When the real estate is determined to be impaired, the related carrying value of the real estate is adjusted to its estimated fair value. There were no such adjustments during the years ended March 31, 2000, 1999 and 1998 or the nine months ended December 31, 2000 and 1999.

    Fair value represents the amount at which an asset could be bought or sold in a current transaction between willing parties, that is, other than a forced or liquidation sale. The estimation process involved in determining whether real estate assets have been impaired and in the determination of fair value is inherently uncertain since it requires estimates of current market yields as well as future events and conditions. Such future events and conditions include economic, political and market conditions, such as obtaining entitlement approvals and the availability of suitable financing to fund development and construction activities.

    Ultimate realization is dependent upon future uncertain events and conditions and, accordingly, the actual timing and amounts realized by the Company may be materially different from the estimated fair values as described herein.

    INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES--The Company accounts for its investments in unconsolidated joint ventures which it does not control using the equity method.

    EXCESS OF COST OVER NET ASSETS ACQUIRED--The excess amount paid for a business acquisition over the net fair value of assets acquired and liabilities assumed is reflected in the accompanying combined balance sheets and amortized on a straight-line basis over ten years. Accumulated amortization was $800, $400 and $1,100 as of March 31, 2000 and 1999 and December 31, 2000, respectively.

    DEFERRED LOAN COSTS--Deferred loan costs are amortized over the term of applicable loans using an effective interest method. Included in other assets at March 31, 2000 and 1999 and December 31, 2000, are $1,068, $1,052 and $3,404,
respectively, of costs associated with the issuance of the debt, net of accumulated amortization of $2,953, $1,776 and $3,543, respectively.

    INTEREST RATE SWAP AGREEMENTS--The Company enters into interest rate swap agreements to effectively convert a portion of its variable-rate borrowings into fixed-rate obligations. The interest rate

                            WESTERN PACIFIC HOUSING

    MARCH 31, 2000, 1999 AND 1998 AND DECEMBER 31, 2000 AND 1999 (UNAUDITED)

                             (AMOUNTS IN THOUSANDS)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) differential to be received or paid is recognized over the lives of the agreements as an adjustment to interest costs.

    REVENUE RECOGNITION--The Company is primarily engaged in the development, construction and sale of residential housing. Revenues and cost of sales are recorded at the time each home sale is closed, title has been transferred to the buyer and construction is substantially completed.

    INCOME TAXES--No provision for income taxes has been included in the combined financial statements. Each partner and member reflects its share of taxable income on its separate tax return.

    FAIR VALUE OF FINANCIAL INSTRUMENTS--The carrying amounts reported in the combined balance sheets for financial instruments approximate their fair value, except for the additional consideration disclosed in Note 5, of which the fair value is estimated to be $7,500 as of March 31, 2000, assuming the value of the Company approximates its historical book value. The carrying amount of the Company's debt approximates fair value since the debt is at interest rates comparable to market rates based on the nature of the loans, their terms and remaining maturity. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, these fair value estimates are subjective and not necessarily indicative of the amounts the Company would pay or receive in actual market transactions.

    DESCRIPTIVE INFORMATION ABOUT REPORTABLE SEGMENTS--The Company develops residential communities in California and separately evaluates the performance of each of its communities. However, because each of the communities have similar economic characteristics, products and buyers, the communities have been aggregated into a single dominant home building segment. All revenues are from external customers and there are no revenues from transactions with other segments. There are no customers which contributed 10% or more of the total revenues during any year.

    NEW ACCOUNTING PRONOUNCEMENT--In June 1998, the Financial Accounting Standards Board issued FASB Statement No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, as amended by FASB Statements No. 137 and No. 138, which is required to be adopted for fiscal years beginning after June 15, 2000. Statement No. 133 will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, a change in the fair value of the derivative will either be offset against the change in the fair value of the hedged asset, liability, or firm commitment through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. Management does not currently believe that the implementation of Statement 133 will have a material impact on the Company's results of operations or financial position.

3. BUSINESS ACQUISITION

    Effective April 1, 1998, the Company completed the acquisition of Porter Homes, a leading builder of single-family homes in both the East Bay area of San Francisco and the Sacramento Valley areas of northern California for $14,989 in cash and the assumption of approximately $37,000 of debt. The funds required to complete the acquisition were received from partner contributions.

                            WESTERN PACIFIC HOUSING

    MARCH 31, 2000, 1999 AND 1998 AND DECEMBER 31, 2000 AND 1999 (UNAUDITED)

                             (AMOUNTS IN THOUSANDS)

3. BUSINESS ACQUISITION (CONTINUED)
    The acquisition has been accounted for as a purchase, and accordingly, the purchase price has been allocated to the net assets acquired based upon their estimated fair market values as of the date of acquisition. The excess of purchase price over the estimated fair value of the net assets acquired totaled $4,000. The excess purchase price has been recorded as excess of cost over net assets acquired in the accompanying combined balance sheets and is being amortized on a straight-line basis over ten years.

4. RESIDENTIAL REAL ESTATE PROJECTS UNDER DEVELOPMENT

    During the years ended March 31, 2000, 1999 and 1998 and the nine months ended December 31, 2000, the Company recorded $10,490, $5,870, $4,011, and $6,403, respectively, in land sales which is included in revenues, and resulted in $6,576, $2,281, $456, and $1,500, respectively, of gross profit. Included in notes receivable as of March 31, 2000 and December 31, 2000 is $7,400, which is due from a buyer of land during the year ended March 31, 2000. The note bears interest at a fixed rate of 10% and is due prior to December 31, 2003, and the note is secured by a first trust deed on the property with assignment of rents.

    Information regarding interest incurred for the years ended March 31 and the nine months ended December 31 is as follows:

                                                                THREE MONTHS ENDED     NINE MONTHS ENDED
                                   YEARS ENDED MARCH 31,           DECEMBER 31,          DECEMBER 31,
                               ------------------------------   -------------------   -------------------
                                 2000       1999       1998       2000       1999       2000       1999
                               --------   --------   --------   --------   --------   --------   --------
                                                                               (UNAUDITED)
Interest incurred............  $29,533    $24,639    $17,779    $ 9,660    $ 7,405    $27,399    $19,742
Interest capitalized.........  $29,533    $24,639    $17,779    $ 9,660    $ 7,405    $27,399    $19,742
Previously capitalized
  interest charged to cost of
  sales......................  $26,586    $22,589    $13,914    $ 9,650    $ 5,597    $18,809    $15,649
Capitalized interest in
  residential real estate
  projects under development
  at end of period...........  $22,656    $19,709    $17,659    $31,246    $23,802    $31,246    $23,802

5. NOTES PAYABLE

    Notes payable consist of the following:

                                                           MARCH 31,
                                                      -------------------   DECEMBER 31,
                                                        2000       1999         2000
                                                      --------   --------   ------------
                                                                            (UNAUDITED)
Revolving construction loan facilities..............  $ 73,017   $ 34,851     $169,109
Notes payable secured by trust deeds................    73,247     89,353       96,156
  Subordinated note payable, net of unamortized
    discount of $145 at March 31, 1999..............    35,000     34,855       35,000
                                                      --------   --------     --------
                                                      $181,264   $159,059     $300,265
                                                      ========   ========     ========

                            WESTERN PACIFIC HOUSING

    MARCH 31, 2000, 1999 AND 1998 AND DECEMBER 31, 2000 AND 1999 (UNAUDITED)

                             (AMOUNTS IN THOUSANDS)

5. NOTES PAYABLE (CONTINUED)
    The revolving credit agreement had a $125,000 commitment of which $51,983 was available as of March 31, 2000 to be drawn subject to sufficient collateral levels to support such additional borrowings. Effective December 2000, the commitment was increased to $220,000 of which $50,891 was available as of December 31, 2000, to be drawn. The facility is secured by first trust deeds on residential real estate projects under development, bears interest at LIBOR plus 2.75% or 2.50% under certain conditions or prime plus 0.25% and is due in June 2002, with a one year extension, assuming the Company is not in default of certain covenants and contains certain affirmative and negative covenants, including maintenance of consolidated net worth and financial ratios. The Company was in compliance with all covenants at March 31, 2000 and 1999 and December 31, 2000.

    Notes payable secured by trust deeds from financial institutions consist of project-specific acquisition, development and construction loans. The loans bear interest at variable rates ranging from prime plus 0.5% to prime plus 2.0% and fixed rates ranging from 8.0% to 8.25% and are due at various dates through 2004.

    On June 30, 1995, the Company entered into a loan agreement for subordinated notes payable (the "Notes") with a financial institution. Proceeds of $25,000 from the Notes were used for general corporate and project level purposes and are subordinated to project-specific financing. The Notes were issued at a discount to yield interest at approximately 16.5% per annum through the maturity date of June 29, 1999. In May 1998, an additional $10,000 was borrowed under the loan agreement at an interest rate of 11.5% per annum. On June 29, 1999, the Company exercised its right under the loan agreement and extended the maturity date of the Notes to June 30, 2000. In August 2000, the Company amended the Notes to extend the maturity date to July 31, 2003 and to require monthly principal payments of $1,000 that will commence on January 1, 2001. The Notes are secured by certain Operating Entities' interests and subordinated to all first trust deed loans.

    Under the loan agreement, the financial institution is entitled to additional consideration, as defined, equal to 7.5% of the value of the Company (after reduction to the value of the Company of approximately $15,000) upon the occurrence of a capital transaction (generally a sale, merger, public or private offering), as defined. The financial institution is entitled to additional consideration, as defined, equal to the greater of 7.5% of the value of the Company (after reduction to the value of the Company of approximately $15,000) or an amount sufficient to provide the financial institution with a cumulative 20.0% internal rate of return if a capital transaction does not occur prior to the maturity date (payment of which can be deferred for up to one year from the measurement date, as defined). The fair market value of the additional consideration determined as of the date of issuance totaled $2,317. Accordingly, the additional consideration has been reflected within the limited partners in the combined statement of partners' capital with a corresponding discount to the related Notes. The discount is amortized as additional consideration over the term of the Notes and capitalized to residential real estate projects under development. In connection with the August 2000 amendment, the additional consideration was amended to be equal to the greater of 7.5% of the value of the Company (after reduction to the value of the Company of approximately $15,000) or $5,000 if a capital transaction does not occur prior to the maturity date.

                            WESTERN PACIFIC HOUSING

    MARCH 31, 2000, 1999 AND 1998 AND DECEMBER 31, 2000 AND 1999 (UNAUDITED)

                             (AMOUNTS IN THOUSANDS)

5. NOTES PAYABLE (CONTINUED)
    For the years ended March 31, 2000, 1999 and 1998 and the nine months ended December 31, 1999, $145, $579, $579 and $145, respectively, of debt discount was amortized.

    The prime rate and LIBOR rate as of March 31 and September 30 are as follows:

                       MARCH 31, 2000   MARCH 31, 1999   MARCH 31, 1998   DECEMBER 31, 2000   DECEMBER 31, 1999
                       --------------   --------------   --------------   -----------------   -----------------
Prime rate...........       9.0%             7.8%             8.5%               9.5%                8.5%
LIBOR rate...........       6.3%             4.9%             5.7%               6.5%                6.2%

    As of March 31, 2000, stated principal maturities for the above notes payable for the years ending March 31 are as follows:

2001........................................................  $132,928
2002........................................................    38,819
2003........................................................        --
2004........................................................     9,517
                                                              --------
                                                              $181,264
                                                              ========

    The Company entered into an interest rate swap agreement to convert a portion of its variable-rate borrowings into fixed-rate obligations. Based on the interest rate swap agreement, the Company makes payments at a fixed interest rate to the counterparty to the interest rate swap agreement. In return, the counterparty makes payments to the Company based on the variable rate of the note payable. The management of the Company believes that the effect of any party to the interest rate swap agreement not performing to the terms of the interest rate swap agreement would not adversely affect the combined financial statements of the Company. At March 31, 2000, the notional amount of the interest rate swap agreement was $15,000, the termination date was May 10, 2000, the fixed interest rate was 5.14% and the variable rate was LIBOR. On May 10, 2000, the interest rate swap agreement expired.

6. PARTICIPATING DEBT

    The Company has entered into financing agreements to acquire and develop six projects with financial institutions who provide participating loans. The lenders receive interest at rates ranging from LIBOR plus 4% and a share of the residual profits ranging from 35% to 50% to a fixed rate of 20%, and has its loan secured by either a second trust deed or project equity interests.

    For the years ended March 31, 2000, 1999 and 1998 and the three months and nine months ended December 31, 2000 and 1999, the Company accrued $5,836, $6,577, $546, $1,144, $1,277, $2,023 and $4,050, respectively, for lenders'
profit participation which is included in interest expense of which $5,175, $5,661 and $4,596, was payable at March 31, 2000 and 1999 and December 31, 2000, respectively.

                            WESTERN PACIFIC HOUSING

    MARCH 31, 2000, 1999 AND 1998 AND DECEMBER 31, 2000 AND 1999 (UNAUDITED)

                             (AMOUNTS IN THOUSANDS)

6. PARTICIPATING DEBT (CONTINUED)
    As of March 31, 2000, stated principal maturities for the above participating debt for the years ending March 31 are as follows:

2001........................................................  $    --
2002........................................................    9,101
2003........................................................   11,475
2004........................................................   10,167
                                                              -------
                                                              $30,743
                                                              =======

7. RELATED PARTY TRANSACTIONS

    Prior to April 1998, the Company leased office space for their corporate offices from an affiliate. For the year ended March 31, 1998, $167 was paid by the Company for such space, and in April 1998 the building was sold to an entity not affiliated with the Company.

    During the year ended March 31, 2000, the Company loaned $175 to the President of the Company. The loan is unsecured, bears interest at 7.0% per annum and is due in January 2002.

8. COMMITMENTS AND CONTINGENCIES

    Commitments and contingencies consist of those normal and usual to real estate developers and include such items as subdivision improvement agreements and guarantees, bond guarantees, warranties to homebuyers and construction loan agreement guarantees. In addition, the Company has continuing litigation matters incurred in the ordinary course of business and records the liability for these contingencies when such amounts can be estimated and are considered to be material to the results of operations. Management believes that the disposition of the various matters will not have a material effect on the combined financial position and operations of the Company.

    The Company provides homebuyers with a one-year warranty which commences with the close of escrow. Estimated warranty costs are recorded at the time of sale at an amount which is expected to be sufficient to cover any warranty related liabilities.

    At March 31, 2000 and 1999 and December 31, 2000, the Company has outstanding performance bonds with an estimated potential obligation of $86,858, $63,882 and $143,166, respectively, to the Company related principally to their obligations for site improvements at various projects. Management does not believe that any such bonds are likely to be drawn upon.

                            WESTERN PACIFIC HOUSING

    MARCH 31, 2000, 1999 AND 1998 AND DECEMBER 31, 2000 AND 1999 (UNAUDITED)

                             (AMOUNTS IN THOUSANDS)

8. COMMITMENTS AND CONTINGENCIES (CONTINUED)
    Future minimum rental payments under non-cancelable leases for the years ending March 31 are as follows as of March 31, 2000:

2001........................................................   $4,929
2002........................................................    2,919
2003........................................................    1,040
2004........................................................      582
2005........................................................      395
                                                               ------
                                                               $9,865
                                                               ======

9. SUPPLEMENTAL PRO FORMA INFORMATION (UNAUDITED)

    The following represents the unaudited pro forma condensed combined statement of income of the Company for the year ended March 31, 1998 reflecting its acquisition of Porter Homes as if it had occurred on April 1, 1997:

                                                            ACTUAL         PORTER HOMES       PRO FORMA
                                                           ---------       ------------       ---------
Revenues............................................       $ 192,894        $   34,579 (a)    $227,473
Cost of sales.......................................        (162,501)          (30,556)(a)    (193,235)
                                                                                  (178)(b)
                                                           ---------        ----------        --------
Gross profit........................................          30,393             3,845          34,238
Selling, general and administrative expenses........         (20,587)           (1,746)(a)     (22,733)
                                                                                  (400)(c)
Interest and other income, net......................             (59)              699 (a)         640
Minority interests in income of consolidated joint
  ventures..........................................          (2,312)           (1,375)(a)      (3,687)
                                                           ---------        ----------        --------
Net income..........................................       $   7,435        $    1,023        $  8,458
                                                           =========        ==========        ========

------------------------

(a) Represents the results of operations of Porter Homes for the year ended March 31, 1998.

(b) Represents an increase to cost of sales based on the purchase accounting adjustments to inventory.

(c) Represents amortization of excess of cost over net assets acquired ($4,000) from Porter Homes based on a useful life of ten years.

                            WESTERN PACIFIC HOUSING

    MARCH 31, 2000, 1999 AND 1998 AND DECEMBER 31, 2000 AND 1999 (UNAUDITED)

                             (AMOUNTS IN THOUSANDS)

10. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
QUARTER ENDED                                        2000         2000            2000
-------------                                      --------   -------------   ------------
Revenues.........................................  $71,034       $94,926        $200,092
Gross profit.....................................  $12,758       $17,160        $ 42,210
Net income.......................................  $ 2,281       $ 5,015        $ 18,487

                                                   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,
QUARTER ENDED                                        1999         1999            1999         2000
-------------                                      --------   -------------   ------------   ---------
Revenues.........................................  $91,069       $93,337         $94,649     $255,964
Gross profit.....................................  $16,062       $17,094         $14,805     $ 58,895
Net income.......................................  $ 4,332       $ 3,971         $ 3,008     $ 30,314

                                                   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,
QUARTER ENDED                                        1998         1998            1998         1999
-------------                                      --------   -------------   ------------   ---------
Revenues.........................................  $67,235       $76,389         $91,117     $188,572
Gross profit.....................................  $ 9,951       $13,868         $16,956     $ 35,680
Net income.......................................  $ 1,847       $ 3,632         $ 2,914     $ 11,898

                                                   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,
QUARTER ENDED                                        1997         1997            1997         1998
-------------                                      --------   -------------   ------------   ---------
Revenues.........................................  $29,423       $26,020         $57,816      $79,635
Gross profit.....................................  $ 5,033       $ 4,168         $ 8,870      $12,322
Net income (loss)................................  $   268       $   (44)        $ 3,416      $ 3,795